Mail Stop 3561

April 10, 2007

Paul G. Savas
Executive Vice President and Chief Financial Officer
M & F Worldwide Corp.
35 East 62nd Street
New York, NY 10021

     Re: M & F Worldwide Corp.
         File No. 001-13780
         Form 10-K: For the Fiscal Year Ended December 31, 2006

Dear Mr. Savas:

We have reviewed the above referenced filing and have the following comment. We believe you should revise your filing in response to this comment. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comment via EDGAR, under the label "corresp," and an amended Form 10-K within ten business days.

Note 19: Commitments and Contingencies, page F-30

Non-operating Contingent Liability, Indemnification and Insurance Matters, page F-30

1.   Based on the disclosure throughout Note 19, it appears that the lack of an accrual is based on third party indemnification or insurance coverage. We believe that your probable liabilities should be recorded gross of probable claims for recoveries by third parties in your balance sheet, based on the guidance in FIN 39, and that you should restate your financial statements accordingly. Please amend to restate or advise as appropriate.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Kuhn at 202-551-3308 or Lyn Shenk at 202-551-3380 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief